SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:             9 October 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 9 October 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London, WC2N 5EH, United Kingdom

Update- Routine announcements

from 15 August to 8 October 2007

DATE	DETAILS

8.10.07 Legal and General- Interests- up to 5.1%
5.10.07 Voting Rights and Capital (Transfer of shares out of Treasury)
4.10.07 Directors Interests in shares- following ‘B share conversion’
2.10.07 Legal and General- Interests reduced to 4.55%
2.10.07 Director Interests on Appointment – Bob Catell ‘Nil Return’
1.10.07 Voting Rights and Capital (end September update)
25.9.07 Voting Rights and Capital (Transfer of shares out of Treasury)
25.9.07 Appointment of Robert B Catell as Director- Confirmation
25.9.07 Application to List New Shares- re B share conversion
18.9.07 B Share Conversion
11.9.07 Voting Rights and Capital (Transfer of shares out of Treasury)
10.9.07 Directors Interests - Share Incentive Plan – monthly update
4.9.07 Voting Rights and Capital (Transfer of shares out of Treasury)
4.9.07 Director Interest- Mark Fairbairn exercises Sharesave
3.9.07 Prohibited Period Share Repurchase Programme
3.9.07 Voting Rights and Capital (end- August Update)
31.8.07 Voting Rights and Capital (Transfer of shares out of Treasury)
31.8.07 Basslink Sale- Completion
28.8.07 Director interests- DRIP operation for M Fairbairn and Sir J Parker.
24.8.07 Voting Rights and Capital (Transfer of shares out of Treasury)
24.8.07 Director Interests- M Fairbain and S Lucas- Trustee dividend reinvestment
21.8.07 Voting Rights and Capital (Transfer of shares out of Treasury)
21.8.07 B Share Dividend
17.8.07 Director Interests on Appointment - Tom King Nil Return
15.8.07 Legal and General- Interest over 5%.

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 15, 16, 17, 20, 21, 22, 23, 24, 28, 29, 30, 31 August 2007, and 4, 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 21, 24, 25, 26, and 28 September 2007 and 1, 2, 3, 4, 5 and 8 October 2007 in respect of repurchases on each preceding business day.

During the period three separate ‘same day’ Forms 6-k were sent; on 23 August (New York PSC approved Keyspan Acquisition) and two separate items on 24 August in respect of closure of the Keyspan acquisition.

ANNEX 2 – Copy Announcements as sent
______________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- Routine announcements

from 15 August to 8 October 2007
___________________________________

National Grid plc (NG.)

15th August 2007

Notification of Major Interest in NG. Ordinary Shares

NG late yesterday received from Legal & General Group Plc (L&G) a further Notification; that L&G’s total interest was in 5.02% of NG voting ordinary shares (132,346,620 shares) at 8 August 2007 (having previously notified a 4.12% interest at 21 February 2007).

This notice is given in fulfilment of National Grid plc's obligation under the DTR requirements.

17th August 2007

National Grid plc (National Grid)

Notification of Directors' Interests on Appointment

------------------------------------------------------------------------

Following his appointment to the Board on 13 August 2007, National Grid notifies that there is no other information required to be disclosed by the Listing Rules in respect of Tom King.

National Grid plc

(“National Grid”, the “Company”)

B Share Dividend

National Grid announces that the dividend on its non-cumulative preference shares of 10 pence each (“B Shares”) in respect of the period 8 August 2007 to 17 September 2007 shall be 0.3 pence per B Share (such dividend being calculated in accordance with the Company's articles of association).

The relevant record date for this B Share dividend shall be 31 August 2007 and the ex-dividend date shall be 29 August 2007.

Documentation relating to the conversion of the B Shares into ordinary shares (such conversion being in accordance with the rights and restrictions attached to the B Shares as detailed in the Company’s articles of association) has recently been sent to all holders of B Shares.

21 August 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

Today, National Grid transferred 14,315 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,635,325,076 ordinary shares, of which 13,876,812 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,621,448,264 shares with voting rights.

The figure of 2,621,448,264 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (‘NG’)

24 August 2007

Notification of Directors’ Interests:

NG late yesterday received notification that, following the operation of dividend reinvestment (the shares were purchased at 715p per share on 22 August 2007):

In the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 22 ordinary shares;

In the National Grid Share Incentive Plan, Mark Fairbairn became interested in an additional 26 ordinary shares. And in the National Grid Share Matching Plan, Mark Fairbairn became interested in an additional 93 ordinary shares.

24 August 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

Yesterday, National Grid transferred 17,705 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital consisted of 2,632,171,076 ordinary shares, of which 13,859,107 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,618,311,969 shares with voting rights.

The figure of 2,618,311,969 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (the Company)

28 August 2007

Directors’ interests in shares

The Company today received notification that following the operation of the National Grid plc Dividend Reinvestment Plan, Sir John Parker and Mark Fairbairn became interested in an additional 106 and 393 ordinary shares respectively. The shares were purchased at 715.82 pence per share on 22 August 2007.

31 August 2007

National Grid plc

SALE OF BASSLINK

National Grid is pleased to announce that it has completed the sale of its Basslink electricity interconnector in Australia.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:

Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

31 August 2007

National Grid plc

Voting Rights and Capital update

Today, National Grid transferred 13,059 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital consisted of 2,628,041,076 ordinary shares, of which 13,846,048 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,614,195,028 shares with voting rights.

The figure of 2,614,195,028 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

3 September 2007

National Grid plc

Voting rights and capital – update

In conformity with the Transparency Directive’s transitional provision 6, National Grid plc would like to notify the market of the following:

National Grid plc’s registered ordinary share capital as of 31 August 2007 consisted of 2,626,019,076 shares, of which 13,846,048 had been purchased in the market and registered as treasury shares, leaving a balance of 2,612,173,028 shares with voting rights.

The figure of 2,612,173,028 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: this notification confirms the actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers of shares being repurchased and the supporting details will indicate resultant share capital after market settlement and cancellation, or transfer to treasury, of the shares involved (and any earlier repurchases that remain to be registered).

3 September 2007

National Grid plc

Transaction in own shares: Prohibited period share repurchase programme

National Grid plc (“National Grid”) announces that it has entered into irrevocable, non-discretionary arrangements to purchase shares on its own behalf for cancellation during any prohibited period that National Grid enters into.

Any acquisitions within a prohibited period will be effected within certain pre-set parameters, and in accordance with both National Grid’s general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of National Grid’s shares for the 5 dealing days preceeding the date of purchase.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

4 September 2007

National Grid plc (NG)

Director’s Interests in NG Ordinary Shares
____________________________________

The Company has today received confirmation of the following dealing by Mark Fairbairn:

National Grid Sharesave Scheme

On 3rd September 2007, Mark Fairbairn exercised a Sharesave option granted to him in June 2002 over 833 shares at an option price of 397p, on its five year maturity.

His total beneficial interest remains unchanged.

Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223).

4 September 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was today notified that 139,437 shares held in Treasury were transferred to employee share scheme participants. Following this change, National Grid plc’s registered capital consisted of 2,626,019,076 ordinary shares, of which 13,706,611 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,612,312,465 shares with voting rights.

The figure of 2,612,312,465 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (“NG”)

10th September 2007

Notification of Directors' Interests

-------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,096 NG ordinary shares under the scheme was confirmed by the Trustee late Friday 7th September, the shares having been purchased in the market on 7th September, at a price of 732.0 pence per share, on behalf of some 2,600 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	319,173 Ordinary Shares B Shares- 6,132- unchanged
Steven Holliday	717,022 Ordinary Shares Nil- B shares - unchanged

------------------------------------------------------------------------------------------------------------------

Contact: R Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

11 September 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was today notified that 105,125 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consisted of 2,624,030,076 ordinary shares, of which 13,601,486 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,610,428,590 shares with voting rights.

The figure of 2,610,428,590 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc

(“National Grid”, the “Company”)

B Share Conversion

18 September 2007

Following the announcement on 21 August 2007, and in accordance with the rights and restrictions attached to the B shares, National Grid yesterday converted all outstanding B shares into ordinary shares on the basis of 1 ordinary share for every (736.6p / 65p) B shares, fractional entitlements being disregarded.

Share certificates will be sent to shareholders and CREST accounts will be credited on or about 1 October 2007.

National Grid plc

25th September 2007

Application has been made to the UK Listing Authority for the listing of 3,705,193 ordinary shares of 11 and 17/43 pence each in the Company to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

These shares are issued and allotted following the conversion of all B shares remaining in issue following the final repurchase offer made in July 2007. They will rank pari passu with the existing shares in issue.

25th September 2007

Appointment of Robert B. Catell as Executive Director of National Grid

National Grid plc today announces the appointment of Robert B. Catell to its Board, as Executive Director and Deputy Chairman, with immediate effect. He was previously Chairman and Chief Executive Officer of KeySpan Corporation.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:

Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

25 September 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 3,850 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consisted of 2,614,676,656 ordinary shares, of which 13,597,636 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,601,079,020 shares with voting rights.

The figure of 2,601,079,020 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

1 October 2007

National Grid plc

Voting rights and capital – update

In conformity with the Transparency Directive, National Grid plc would like to notify the market of the following:

National Grid plc’s registered ordinary share capital as of 28 and 30 September 2007 consisted of 2,614,895,915 shares, of which 13,597,636 had been purchased in the market and registered as treasury shares, leaving a balance of 2,601,298,279 shares with voting rights.

This figure includes the 3,705,193 ordinary shares issued and allotted on 28 September 2007 in respect of the conversion of all B shares remaining in issue following the final repurchase offer.

The figure of 2,601,298,279 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: this notification confirms the actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers of shares being repurchased and the supporting details will indicate resultant share capital after market settlement and cancellation, or transfer to treasury, of the shares involved (and any earlier repurchases that remain to be registered).

2 October 2007

National Grid plc (National Grid)

Notification of Directors' Interests on Appointment

---------------------------------------------------------------------------

Following his appointment to the Board on 25th September, National Grid notifies that there is no other information required to be disclosed by the Listing Rules in respect of Bob Catell.

National Grid plc (NG.)

2 October 2007

Notification of Major Interest in NG. Ordinary Shares

NG late yesterday received from Legal & General Group Plc (L&G) a further Notification; that L&G’s total interest was in 4.55% of NG voting ordinary shares (118,418,401 shares) at 27 September 2007 (having previously notified a 5.02% interest at 8 August 2007).

This notice is given in fulfilment of National Grid plc's obligation under the DTR requirements.

National Grid plc (NG.)

4 October 2007

Directors Interests in Shares – B Shares Conversion

Following the listing of further ordinary shares on 28 September in respect of the conversion of all outstanding NG ‘B’ shares, the following Directors’ individual revised interests have been confirmed by the registrars/trustees:

Director	Number of B Shares Converted	Additional Ordinary Share Interest	Resulting total interest in NG.Ordinary shares
M Fairbairn	6,132	540	319,687
S Lucas	318	28	616,642
G Rose	5,025	443	4,852

5 October 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 418,493 shares held in Treasury were transferred to share scheme participants and further notified today that another 8,087 shares held in Treasury had been transferred to share scheme participants. Following these changes, National Grid plc’s registered capital consists of 2,611,563,094 ordinary shares, of which 13,171,056 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,598,392,038 shares with voting rights.

The figure of 2,598,392,038 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (NG.)

Monday 8th October 2007

Notification of Major Interest in NG. Ordinary Shares

NG late Friday received from Legal & General Group Plc (L&G) a further Notification; that L&G’s total interest was in 5.1% of NG voting ordinary shares (132,566,418 shares) at 1 October 2007 (having previously notified a 4.55% interest at 27 September 2007).

This notice is given in fulfilment of National Grid plc's obligation under the DTR requirements.

National Grid plc – Transaction in Own Shares

15 August 2007

National Grid plc announces that on 14 August 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 727.01 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,620,989,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

16 August 2007

National Grid plc announces that on 15 August 2007 it purchased for cancellation 710,000 of its ordinary shares at a price of 721.32 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,620,279,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

17 August 2007

National Grid plc announces that on 16 August 2007 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 703.7562 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,618,279,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

20 August 2007

National Grid plc announces that on 17 August 2007 it purchased for cancellation 2,700,000 of its ordinary shares at a price of 698.97 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,615,579,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

21 August 2007

National Grid plc announces that on 20 August 2007 it purchased for cancellation 730,000 of its ordinary shares at a price of 714.94 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,614,849,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

22 August 2007

National Grid plc announces that on 21 August 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 707.84 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,614,149,949 and the number of ordinary shares in Treasury will be 13,891,127.

National Grid plc – Transaction in Own Shares

23 August 2007

National Grid plc announces that on 22 August 2007 it purchased for cancellation 810,000 of its ordinary shares at a price of 715.13 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,613,354,264 and the number of ordinary shares in Treasury will be 13,876,812.

National Grid plc – Transaction in Own Shares

24 August 2007

National Grid plc announces that on 23 August 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 717.996 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,612,671,969 and the number of ordinary shares in Treasury will be 13,859,107.

National Grid plc – Transaction in Own Shares

28 August 2007

National Grid plc announces that on 24 August 2007 it purchased for cancellation 512,000 of its ordinary shares at a price of 725.86 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,612,159,969 and the number of ordinary shares in Treasury will be 13,859,107.

National Grid plc – Transaction in Own Shares

29 August 2007

National Grid plc announces that on 28 August 2007 it purchased for cancellation 540,000 of its ordinary shares at a price of 726.40 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,611,619,969 and the number of ordinary shares in Treasury will be 13,859,107.

National Grid plc – Transaction in Own Shares

30 August 2007

National Grid plc announces that on 29 August 2007 it purchased for cancellation 690,000 of its ordinary shares at a price of 723.80 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,610,929,969 and the number of ordinary shares in Treasury will be 13,859,107.

National Grid plc – Transaction in Own Shares

31 August 2007

National Grid plc announces that on 30 August 2007 it purchased for cancellation 300,000 of its ordinary shares at a price of 727.09 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,610,629,969 and the number of ordinary shares in Treasury will be 13,859,107.

National Grid plc - Transaction in Own Shares

04 September 2007

National Grid plc announces that on 3 September 2007 it purchased for cancellation 459,000 of its ordinary shares at a price of 738.9685 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,610,184,028 and the number of ordinary shares in Treasury will be 13,846,048.

National Grid plc - Transaction in Own Shares

05 September 2007

National Grid plc announces that on 4 September 2007 it purchased for cancellation 530,000 of its ordinary shares at a price of 739.1023 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,609,793,465 and the number of ordinary shares in Treasury will be 13,706,611.

National Grid plc - Transaction in Own Shares

06 September 2007

National Grid plc announces that on 5 September 2007 it purchased for cancellation 2,300,000 of its ordinary shares at a price of 736.1928 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,607,493,465 and the number of ordinary shares in Treasury will be 13,706,611.

National Grid plc - Transaction in Own Shares

07 September 2007

National Grid plc announces that on 6 September 2007 it purchased for cancellation 859,000 of its ordinary shares at a price of 726.7658 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,606,634,465 and the number of ordinary shares in Treasury will be 13,706,611.

National Grid plc - Transaction in Own Shares

10 September 2007

National Grid plc announces that on 7 September 2007 it purchased for cancellation 921,000 of its ordinary shares at a price of 727.0391 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,605,713,465 and the number of ordinary shares in Treasury will be 13,706,611.

National Grid plc - Transaction in Own Shares

11 September 2007

National Grid plc announces that on 10 September 2007 it purchased for cancellation 1,234,000 of its ordinary shares at a price of 723.8242 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,604,479,465 and the number of ordinary shares in Treasury will be 13,706,611.

National Grid plc - Transaction in Own Shares

12 September 2007

National Grid plc announces that on 11 September 2007 it purchased for cancellation 655,174 of its ordinary shares at a price of 727.7616 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,603,929,416 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

13 September 2007

National Grid plc announces that on 12 September 2007 it purchased for cancellation 530,701 of its ordinary shares at a price of 734.6060 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,603,398,715 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

14 September 2007

National Grid plc announces that on 13 September 2007 it purchased for cancellation 887,000 of its ordinary shares at a price of 743.5158 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,602,511,715 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

17 September 2007

National Grid plc announces that on 14 September 2007 it purchased for cancellation 635,995 of its ordinary shares at a price of 746.3027 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,601,875,720 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

18 September 2007

National Grid plc announces that on 17 September 2007 it purchased for cancellation 800,550 of its ordinary shares at a price of 744.5136 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,601,075,170 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

19 September 2007

National Grid plc announces that on 18 September 2007 it purchased for cancellation 459,532 of its ordinary shares at a price of 755.2384 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,600,615,638 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

20 September 2007

National Grid plc announces that on 19 September 2007 it purchased for cancellation 887,655 of its ordinary shares at a price of 775.7375 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,599,727,983 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

21 September 2007

National Grid plc announces that on 20 September 2007 it purchased for cancellation 934,000 of its ordinary shares at a price of 776.1075 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,598,793,983 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

24 September 2007

National Grid plc announces that on 21 September 2007 it purchased for cancellation 1,204,747 of its ordinary shares at a price of 763.8058 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,597,589,236 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares

25 September 2007

National Grid plc announces that on 24 September 2007 it purchased for cancellation 461,791 of its ordinary shares at a price of 759.1692 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,597,127,445 and the number of ordinary shares in Treasury will be 13,601,486.

National Grid plc - Transaction in Own Shares - amendment

The following replaces the 'Transaction in Own Shares' announcement released at 07:00 today RNS Number 4910E.

National Grid plc announces that on 25 September 2007, following the purchase and upon cancellation of the 609,159 shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,596,522,136 not 2,556,522,146 as previously stated. All other details remain unchanged and the full text appears below.

National Grid plc

26 September 2007

National Grid plc announces that on 25 September 2007 it purchased for cancellation 609,159 of its ordinary shares at a price of 774.1384 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,596,522,136 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

28 September 2007

National Grid plc announces that on 27 September 2007 it purchased for cancellation 909,189 of its ordinary shares at a price of 787.7737 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,595,612,947 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

1 October 2007

National Grid plc announces that on 28 September 2007 it purchased for cancellation 738,051 of its ordinary shares at a price of 780.3232 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,598,580,089 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

2 October 2007

National Grid plc announces that on 1 October 2007 it purchased for cancellation 614,631 of its ordinary shares at a price of 785.6097 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,597,965,458 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

3 October 2007

National Grid plc announces that on 2 October 2007 it purchased for cancellation 1,180,000 of its ordinary shares at a price of 779.7652 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,596,785,458 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

4 October 2007

National Grid plc announces that on 3 October 2007 it purchased for cancellation 880,000 of its ordinary shares at a price of 774.1220 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,595,905,458 and the number of ordinary shares in Treasury will be 13,597,636.

National Grid plc - Transaction in Own Shares

5 October 2007

National Grid plc announces that on 4 October 2007 it purchased for cancellation 1,090,000 of its ordinary shares at a price of 776.4597 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,595,233,951 and the number of ordinary shares in Treasury will be 13,179,143.

National Grid plc - Transaction in Own Shares

8 October 2007

National Grid plc announces that on 5 October 2007 it purchased for cancellation 920,180 of its ordinary shares at a price of 770.4664 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,594,321,858 and the number of ordinary shares in Treasury will be 13,171,056.